1 JULY, 2021

METRONOME BREWERY

BUSINESS PLAN



PLAYING IT FORWARD ONE PINT AT A TIME

EXECUTIVE SUMMARY

Founded in 2020 by Matt Engstrom and Bill Eddins in response to the civic unrest that engulfed Minneapolis/St. Paul, MetroNOME Brewery LLC is a socially missioned public benefit brewery based in the Twin Cities with the mission of Nurturing Outstanding Music Education. Once MetroNOME is an established and successful venture then proceeds will go to providing musical instruments, lessons, and education for underprivileged youth in the Twin Cities Metro area. We strongly believe that education in general, and music education in particular, is the gateway to a better, more fulfilling life, and we want to make sure that any child who loves music should be able to find a way to play.

MISSION STATEMENT

MetroNOME Brewery LLC is a socially missioned public benefit brewery based in the Twin Cities with the mission of Nurturing Outstanding Music Education. Proceeds will go to providing musical instruments, lessons, and education for underprivileged youth in the Twin Cities Metro area.

COMPANY VISION

To create a community where every child who loves music can find a way to play.

COMPANY VALUES

MetroNome Brewery LLC adheres to the following core principles:

- Education is the key to success.
- Music is a language everyone can speak.
- A child's imagination is our greatest asset.
- Quality, integrity, and dedication in all things.
- Play it forward.

THE CRAFT BREWERY INDUSTRY



Source: Brewers Association, Boulder, CO, www.brewersassociation.org

The Craft Brewery industry is one of the great economic success stories of the last decade. In 2010 there were 1,057 brewpubs and 376 microbreweries in the USA, with 81 of those large enough to be considered regional breweries. By the end of 2019 there were 3,011 brewpubs, 2,966 taprooms, and a further 2,058 microbreweries, with 240 of those breweries achieving regional status.

2019 was another stellar year for the industry. While overall beer production fell 1.6%, craft beer production rose a healthy 3.6%, and an astonishing 681 breweries opened during the year, for an increase of 9.1%. Amazingly, this represents a slowdown from 2018, when almost 1000 craft breweries opened in the USA alone.

Despite this extremely healthy growth, Craft still only accounts for 13.6% of the US beer market. Imported beer has a 19% share of the market, and the remaining 67.4% is held by

THE CRAFT BREWERY INDUSTRY (CONT.)

such mega-breweries as AB-InBev (Anheuser-Busch), MolsonCoors, and Constellation (Corona/Modelo).


U.S. BEER SALES VOLUME GROWTH 2019
BREWERS ASSOCIATION
OVERALL BEER
-1.6%
191,249,000 BBLS
3.6%
CRAFT
26,086,145 BBLS
1.8%
IMPORT BEER
36,271,786 BBLS
OVERALL BEER MARKET
$116.0 BILLION
CRAFT BEER MARKET
$29.3 BILLION
6% DOLLAR SALES GROWTH
CRAFT
13.6% SHARE
(26,086,145 BBLS)
IMPORT
19.0% SHARE
(36,271,786 BBLS)
OTHER DOMESTIC
67.4% SHARE
(128,890,657 BBLS)
SOURCE: BREWERS ASSOCIATION, BOUL

Source: Brewers Association, Boulder, CO, www.brewersassociation.org

In 2019, the Craft Brewery industry contributed $82.9 Billion to the US economy, accounting for 580,000 jobs. In Minnesota, 196 Craft Breweries had a $2.3 Billion impact, with a per capita impact of $547, a 100% increase since 2015. All this despite the fact that

THE CRAFT BREWERY INDUSTRY (CONT.)

Minnesota has some of the most restrictive alcohol laws in the entire country, with a rigid 3-tier system for production/distribution firmly embedded in law.

Not surprisingly, Covid-19 has had a very deleterious impact on the Craft Brewery industry. While in general off-premise sales are up, the impact of on-premise sales losses have had an undeniably negative influence on the business. The pivot to off-premise sales has been a lifeline to many breweries, but it has also faced a can shortage, and challenges in packaging and distribution. Despite all the problems facing breweries due to the global pandemic, there has been an *increase* in brewery permit applications to the Alcohol and Tobacco Tax and Trade Bureau (TTB) during the 2nd/3rd quarters of 2019. Regardless, because of the socio-economic impact of the pandemic it is not unrealistic to expect that many breweries that do not have a strong economic backbone, or have not been able to pivot to off-premise sales, will not survive the next six months.

THE METRONOME TARGET MARKET

The unique mission of MetroNOME Brewery allows for a two-fold approach to determining our target market. Like all Craft Breweries in the USA, we will pursue that 40% of the population that have a Craft brew several times in a year. Since the industry has been and continues to be in a strong growth phase we expect for there to be continued increasing demand for our product for the foreseeable future. Distribution through off-site sales and a strong presence in the local restaurant market are key goals for our successful growth.

But the social mission of MetroNOME means that there is a very specific target market - anyone who has a direct connection with the music industry in the Twin Cities Metro. This includes (but is not limited to): musicians; music teachers; parents of music students; concert attendees; owners of, and workers at, local performance venues; and anyone who is interested in Nurturing Outstanding Music Education in the Metro area.

"Publications including National Geographic, Travel + Leisure and Culture Owl all rank Minneapolis as one of the top 10 cities for live music in the entire country."
Source: ExploreMinnesota.com

THE CRAFT BREWERY INDUSTRY (CONT.)

The Twin Cities have legendary music venues - 1st Avenue; The Cabooze; The Ordway; Orchestra Hall; The Dakota Jazz Club; The Fine Line; The Cedar Cultural Center; and the Minnesota Zoo, to name just a few. There are also major festivals such as Rock The Garden and the Twin Cities Jazz Festival. All these venues and festivals are potential commercial customers for MetroNOME, and everyone who attends these events is a potential long-term customer. As such, the marketing plan for MetroNOME will focus on 1) the venues/festivals that host and promote music concerts; and 2) distribution to off-premise stores that resell beer to the general public that are in geographic areas of the metro where our target demographic resides.

THE COMPETITION

It is undeniable that there is stiff competition in the Craft Brewery market in the Twin Cities Metro. There are 196 breweries in Minnesota, and 10 breweries on average have been opening in the Metro area every year since 2010. Some of these companies (Surly, Summit, Fulton) have national reputations, and their products can be found in many markets far beyond the state. Yet there is still room for growth in the industry. Minnesota currently ranks 14th in breweries per capita, and there are significant areas that are ripe for growth. For example, it is only this year that Bloomington MN, the fifth largest city in the state, has passed legislation to allow a brewery to operate a taproom in the city limits.

There is another advantage that cannot be overlooked. The Craft Brewery industry is extremely cohesive and tightly knit. The industry in general believes that the health of individual breweries is critical to the health of the overall industry. Brewers are notorious for helping other breweries to become successful, collaboration is a very common activity in the industry, and the Master Brewers Association of the Americas is located right here in St. Paul. The MBAA was founded in 1870 and has as its mission "To be the recognized leader in brewing education and technical information by leveraging the collective resources of the brewing community, thereby offering continuous improvement to the processes and products of our members."

MANAGEMENT/OPERATIONS

MetroNOME Brewery was co-founded by friends Matt Engstrom and Bill Eddins in response to the civic unrest that engulfed the Twin Cities Metro region in summer, 2020.



WILLIAM EDDINS - CHIEF DESIGN OFFICER; WORT WHISPERER

William Eddins is the Music Director Emeritus of the Edmonton Symphony Orchestra and a frequent guest conductor of major orchestras throughout the world. Engagements have included the New York Philharmonic, St. Louis Symphony, Philadelphia Orchestra, the symphony orchestras of San Francisco, Boston, Minnesota, Cincinnati, Atlanta, Detroit, Dallas, Baltimore, Indianapolis, Milwaukee, Houston, as well as the Los Angeles and Buffalo Philharmonics. Internationally, Eddins was Principal Guest Conductor of the RTÉ National Symphony Orchestra (Ireland). He has also conducted the Berlin Staatskapelle, Berlin Radio Orchestra, Welsh National Opera, Royal Scottish National Orchestra, Bergen Philharmonic Adelaide Symphony Orchestra, Barcelona Symphony Orchestra, and the Lisbon Metropolitan Orchestra.

Career highlights include taking the Edmonton Symphony Orchestras to Carnegie Hall in May of 2012, conducting RAI Orchestra Sinfonica Nazionale on Italian television, and leading the Natal Philharmonic on tour in South Africa with soprano Rene Fleming. Equally at home with opera, he conducted a full production of Porgy and Bess with Opera de Lyon in France, and a revival of the production during the summer of 2010 at the Edinburgh Festival.

Bill is an accomplished pianist and chamber musician. He regularly conducts from the piano in works by Mozart, Beethoven, Gershwin and Ravel. He has released a compact disc recording on his own label that includes Beethoven's HammerKlavier Sonata and William Albright's The Nightmare Fantasy Rag.

MANAGEMENT/OPERATIONS (CONT.)



MATT ENGSTROM - CHIEF OPERATING OFFICER; VOICE OF REASON

Matt started playing the saxophone in 4th grade, and continued through high school and college, where he played in both the St. Olaf Band and Jazz Band for all four years. He studied along the way with Mark Engebretson, Rita Kneusel, Kurt Claussen, and Reuban Haugen. Matt's educational background is in Math and Physics from St. Olaf and Mechanical Engineering from the University of Wisconsin-Madison. The .com boom happened right after graduate school, and that pulled in him into the world of Information Technology. A short stint in the consulting world led to a software sales position at Lotus Development Corporation, which in turn evolved into 20 years at "Big Blue" IBM. Beer brewing started out as a hobby. He and Bill met in 2015 through youth baseball coaching, and discovered their mutual interest in the miracles that happen when yeast, grain, and hops meet each other. They started collaborating on their brewing efforts, and now the two of them want to turn a hobby into a money-making venture. The proceeds from that will go back into supporting the local music development community.

ORGANIZATION

In order to best establish the MetroNOME brand we have decided to initially function as a wholesale company focused on the distribution of malt liquor, instead of attempting to immediately open a brewpub or taproom. This will allow MetroNOME considerable commercial flexibility in regards to the liquor laws in Minnesota. MetroNOME will contract with a previously established Twin Cities craft brewery to brew and distribute our beers under the MetroNOME label. This strategy will allow the MetroNOME Brewery brand to become commercially successful much faster than the traditional brewpub/taproom scenario, and delays the need for the large capital investment that scenario requires until the brand is well established in the Metro area.

MANAGEMENT/OPERATIONS (CONT.)

However, the long term objective of MetroNOME is to inhabit a unique space which will function as a brewpub/taproom and have the following attributes:

- Located in a welcoming community
- Enough space for a microbrewery system with room to grow
- Enough space to create a small concert venue suitable for acoustic/lightly amplified music
- Indoor/Outdoor seating

We believe that one of the very few positives that will emerge from the Covid-19 pandemic will be that in the coming years commercial real estate will be significantly cheaper, and landlords will be more willing to work with a business venture with unique needs such as a microbrewery. We also speculate that the pandemic will have the unfortunate effect of increasing the number of craft breweries forced into bankruptcy. This will decrease our immediate competition, and we suspect will lead to a surplus of second-hand brewery equipment for sale at very reasonable prices.

PERSONNEL

Quite often the success of the independent restaurants and bars is based on one key ingredient, the owners themselves. Their style, dedication, knowledge, ethics, and unwavering desire to provide the customer with the best experience possible, while providing a fun and fair working environment for their employees are more crucial than any other aspect of the business. These beliefs are core to the success of MetroNOME:

- The Staff is our most valuable asset.
- There are no customers, only guests.
- The guest is always right (with few rare exceptions).
- The service industry is one to be proud of.
- Each time a guest comes in contact with any member of the staff, or the business in any form, they have a chance to form a positive or negative impression. Each of these 'moments of truth' is critical to the success of the business.

The service industry is known for its high turnover rate. MetroNOME realizes that our staff will be our most valuable asset. While our philosophy is to provide a better working atmosphere than other segments of the service industry, monetary rewards are also very important. Quite often the hourly employees are overlooked when it comes to sharing the success of the company. MetroNOME Brewery commits to providing our employees a livable wage, and we will strive to hire employees that look at MetroNOME as a stepping stone to greater success in life.

COMMUNITY ORIENTATION

By definition, MetroNOME Brewery will be a community focused company. The mission of MetroNOME is to Nurture Outstanding Music Education in the Twin Cities Metro, and we will strive to encourage our staff and patrons to engage with the surrounding community to work towards a better life for all. Through contributions, promotions, and sponsorships of various neighborhood and non-profit, humanitarian programs (Community and Educational Foundations etc.), as well as in-house events, MetroNOME will further enhance its reputation as a business tied to local roots, always willing to give something back to the community.

INTERNAL VS. EXTERNAL DYNAMICS

It is important to acknowledge that MetroNOME Brewery will live at the crossroads of its business identity and its social mission. However, it will be critical for us to know which one of these dynamics drives the forces behind MetroNOME's success. Internally, it must be recognized that MetroNOME will be a brewery with a social mission, and as such the business aspect of running a successful brewery will be our agenda. To that end the business will use strict fiscal guidelines, an aggressive and sophisticated marketing strategy, and adhere to the business protocols outlined in this Business Plan.

Externally, however, it is the social mission of MetroNOME that will contribute most to our success in the minds of our customers. The brewery business is crowded and urbane, quality and creativity are now the hallmarks of the Craft Brewery Industry, and there is no particular reason for any potential customer to perceive MetroNOME as standing out from the crowd **_except for our social mission_**. As our Opus #1 Fundraiser on social media proved, the allure of the mission resonates (pun intended) with our target market, and there is every reason to believe that, given the opportunity, this target market will work hard to help MetroNOME become a successful brand.

MARKETING/PUBLIC RELATIONS

Since the last part of the 1980's a trend has emerged indicating a shift in the tastes of the beer drinking public to imported and premium beers. While sales from large domestic breweries have declined in recent years, microbrewery sales have increased by leaps and bounds in the last ten years, and by over 400% in the last five years alone. Consumers searching for an alternative to the watery tasteless brands mass marketed throughout the U.S. are willing to pay a premium price for a quality beer. Imported brands showed impressive growth every year from 1980 through 1988 and then as microbrews became popular, showed four years of flat or negative growth.

Because of the trend away from hard liquors, and the growing awareness of micro brewed beers, these beers are now a sophisticated, upscale beverage with strong appeal to men and women.

U.S. Craft Brewery Count by Category



THE GNOME

MetroNOME will be instantly distinguishable from our competition. First and foremost, there is the social mission that drives the quest for excellence and quality in the company. From a marketing/PR perspective our distinctive logo featuring Metro, the Gnome, will immediately welcome everyone with open arms.

SWOT ANALYSIS

In order to have an effective marketing strategy it is important to consider the strengths, weaknesses, opportunities, and threats that MetroNOME Brewery will face within the marketplace.

STRENGTHS

- Socially Missioned
- Unique Target Market - Concert Venues; Music Lovers
- Opportunity for growth coming out of the Covid-19 pandemic
- Commitment to living wage will attract and retain excellent staff
- Focus on long term planning and decision making
- Social and business connections throughout the Twin Cities
- Business strategy allows for the brand to be established before the major capital investment in a brewpub/taproom

WEAKNESSES

- New Brewery: Introducing new beers to the a marketplace with already established breweries
- Lack of experience in the brewery industry by founders
- Need for large working capital
- Without an initial physical space it may initially be more difficult to establish a community presence

OPPORTUNITIES

- Community Involvement - the social mission will engage potential customers in a manner not normally associated with the Craft Brewery Industry
- Camaraderie: The Craft Brewery Industry is very welcoming to new breweries, and collaboration between breweries on new product is very common
- Collaborations - Although MetroNOME is unique in its mission, there are many brewmasters/breweries with connections to the music industry who would be potentially be eager collaborators on new and exciting beers

THREATS

- Competition: Multiple breweries in the Twin Cities Metro already
- MN Liquor Laws are amongst the most restrictive in the USA
- Economic downturns and future pandemics

LOWERTOWN SPACE

289 5TH STREET EAST

MetroNOME has identified a brewery space in the cooperative building at 289 5TH Street East in the Lowertown area of downtown St. Paul which we believe would be a perfect location for our taproom/production facility. This building housed Birch's Lowertown from 2018 until October, 2020, when the Covid pandemic forced them to close this space. The building is directly north of the St. Paul Farmers Market and directly west of CHS Field, home of the St. Paul Saints. This area of St. Paul is a thriving neighborhood with a population growth 3% higher than the city average, and is home to numerous restaurants and public attractions which make it a desirable location for a taproom. Our goal is to negotiate a 3-5 year lease with an option to purchase.


St. Paul
Lancer Service
Gopher Bar
Takeout
Wall St
Speedway
Barrel Theory
Beer Company
St. Paul Saints
Baseball Club
CHS Field
Creators Space
Chuck & Don's Pet
Food & Supplies
Delivery
289 5th St E, St
Paul, MN 55101
11 min drive - home
E Prince St
6th St E
Housing Hub |
Property Management...
St Paul Farmers Market
Mears Park
Urban oasis
with birch
trees &
a stream
Kyatchi
Takeout
Northwestern Building
Black Dog Cafe
Takeout • Delivery
Lowertown Lofts
The Jax Saint Paul
Straus Lofts
Lowertown
Wine & Spirits
Liquor store
Union Depot
Parking Lot B
Urban Wok
Asian fusion
restaurant
Oaks Union Depot
The Donegan
The Great Hall

The Lowertown space will accommodate three streams of income:

- TAPROOM - Sales in the upstairs taproom (capacity 109) will be the most consistently profitable income stream. On-site sales alone would lead to an operational profit by the end of 2023.
- MUSIC BOX - The downstairs venue will be used for live/live-streaming performances, corporate and private events, and taproom spillover on busy nights.
- PRODUCTION - The 20 BBL fermenters capacity and plentiful space for mobile canning will allow the brewhouse to be used as a production brewery for off-site distribution.

OPERATIONAL PLAN

MetroNOME's goal is to open our taproom/production facility in the 289 5th E space to the public in January, 2022. Because 1) the brewhouse is fully operational; and 2) the taproom would require only minor redecoration/branding, we will save c. 1 million dollars in initial equipment, design, and buildout costs. In order to begin operations on a firm financial footing our startup needs will be nine months of operating cash, plus a modest budget for redecoration/branding - $300,000. Currently the plan is to open the upstairs taproom as soon as possible, while continuing renovations to the lower level Music Box for a later Grand Opening.

APRIL, 2021 - KivaUSA LOAN APPLICATION - $12,000

This will allow for industry consultant vetting of the business plan financials, as well as modest working capital for site assessment, research, etc.

JULY, 2021 - FINALIZE CAPITAL CAMPAIGN FUNDRAISING PLAN - $300,000

JULY - AUGUST, 2021 - INITIATE EQUITY FUNDRAISING

AUGUST - SEPTEMBER, 2021 - MARKETING DEVELOPMENT

- Marketing and Branding

- Recipe Development
- Personnel Development - Brewhouse

OCTOBER - DECEMBER, 2021 - BREWERY OPERATIONS

- Reactivate Brewhouse
- Personnel Development - Taproom
- Taproom Renovation
- Music Box Renovation

JANUARY, 2022 - OPENING - TAPROOM

AUGUST, 2022 - LAUNCH DISTRIBUTION LINE